Mail Stop 4561

February 17, 2006

Robert A. Morrison IV
President
Id-CONFIRM, Inc.
1800 Boulder Street, Suite 400
Denver, CO 80211-6400

> **Re:** **id-CONFIRM, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 19, 2005**
> **File No. 333-130329**
>
> **Form 10-KSB for the fiscal year ended June 30, 2005**
> **Form 10-QSB for the quarter ended September 30, 2005**
> **File No. 0-50489**

Dear Mr. Morrison:

We have reviewed your responses and amended registration statement and have the following comments. Please respond to our comments that pertain to your periodic reports within ten business days of the date of this letter.

Form SB-2/A

General

1. Please update your financial statements and related disclosure as required by Item 310(g) of Regulation S-B.

Selling Stockholder, page 14

2. Please refer to prior comment 2 from our letter dated January 11, 2005. We note your response to our prior comment. However, Navigator Management, Ltd. is named as the entity that exercises voting and/or dispositive power over the shares being offered by Double U Master Fund. Please revise to disclose the natural person who exercises these powers on behalf of Navigator Management, Ltd.

Undertakings, page 42

3.   Please refer to prior comment 9 from our letter dated January 11, 2005. In our previous comment, we inadvertently referenced the recent revisions to Rule 415 and the associated undertaking of Item 512(a) of Regulation S-B. However, it is Item 512(g) of Regulation S-B that was recently amended. Therefore, you should revise your registration statement to include all undertakings required by Item 512(g), as currently in effect.

Form 10-KSB/A for the fiscal year ended June 30, 2005

Item 9A. Disclosure of Controls and Procedures, page 34

4.   Please refer to prior comment 11 from our letter dated January 11, 2005. We note your response that your failure to file your file your 10-QSB timely is not indicative of any ineffectiveness of your disclosure controls and procedures and that "circumstances surrounding that filing, as with any filing, involves a number of factors which are beyond the control of the Company." However, Rule 13a-15(a) requires that you maintain disclosure controls and procedures designed to ensure are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, *within the time periods specified in the Commission's rules and forms*, including, without limitation, to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure (emphasis added). Tell us the "circumstances" that resulted in the untimely filing of that report. As previously requested, tell us what consideration, if any, you gave to the untimely filing of this report in evaluating the effectiveness of your disclosure controls and procedures for the period ended June 30, 2005.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Please respond to our comments that pertain to your periodic reports no later than February 27, 2005. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (604) 687-6314
        William L. Macdonald, Esq.
        Clark Wilson L.L.P.
        Telephone: (604) 687-5700